Exhibit 99.1

ASM International N.V.

ASM INTERNATIONAL REPORTS

FIRST QUARTER 2010 OPERATING RESULTS

ALMERE, THE NETHERLANDS, April 28, 2010—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its first quarter 2010 operating results in accordance with US GAAP.

•	First quarter of 2010 net sales of EUR 219.1 million, up 8% from the fourth quarter of 2009 and up 146% from the first quarter of 2009;

•

Net earnings allocated to the shareholders of the parent of the first quarter of 2010 was EUR 4.2 million, or EUR 0.08 diluted net earnings per share, as compared to net loss of EUR 11.7 million, or EUR 0.23 diluted net loss per share for the fourth quarter of 2009 and net loss of EUR 23.3 million or EUR 0.45 diluted net loss per share for the first quarter of 2009;

•

Bookings in the first quarter of 2010 were EUR 355.4 million, up 41% from the fourth quarter of 2009. Bookings from our Front-end segment were up 14% and bookings from our Back-end segment were up 49%. Quarter-end backlog was EUR 333.0 million, up 69% from the end of the previous quarter;

Commenting on the 2010 First Quarter Operating Results, Chuck del Prado, President and Chief Executive Officer of ASM International, said, “ASM saw sequential growth in both Front-end and Back-end operations. Overall improvements in revenues and bookings were broadly diversified across product lines and our customer base.

In Front-end we are gaining traction in the memory sector for our PEALD offering used in spacer defined double patterning. The improvement in Front-end margins was partly due to the leverage obtained from our global restructuring activities.

Back-end realized another quarter of very robust demand for assembly and packaging equipment and materials from both the semiconductor and LED markets. Order rates lifted backlog to unprecedented levels.”

Contacts:

Erik Kamerbeek

+31 88100 8500

Mary Jo Dieckhaus

+1 212 986 2900

Media Contact:

Ian Bickerton

+31 20 6855 955

+31 625 018 512

The following table shows the operating performance for the first quarter of 2010 as compared to the fourth quarter of 2009 and the first quarter of 2009:

(EUR millions)
	Q1 2009	Q4 2009	Q1 2010	% Change Q4 2009 to Q1 2010	% Change Q1 2009 to Q1 2010
Net sales	89.1	201.9	219.1	8%	146%
Gross profit before impairment of inventories	21.3	81.7	92.5	13%	334%
Gross profit margin %	23.9%	40.4%	42.2%
Impairment inventories	—	2.3	—
Gross profit	21.3	84.0	92.5	10%	334%
Selling, general and administrative expenses	(25.2)	(28.7)	(26.6)	(7)%	6%
Research and development expenses	(16.6)	(16.5)	(17.5)	6%	6%
Amortization of other intangible assets	(0.1)	(0.1)	(0.1)	—	—
Restructuring expenses	(4.1)	(6.9)	(3.6)	(47)%	(12)%
Earnings (loss) from operations	(24.7)	31.8	44.7	41%	N/A
Net earnings (loss) allocated to the shareholders of the of the parent	(23.3)	(11.7)	4.2
Net earnings (loss) per share, diluted	(0.45)	(0.23)	0.08
New orders	84.4	252.1	355.4	41%	321%
Backlog at end of period	86.1	196.7	333.0	69%	287%

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the first quarter of 2010 as compared to the fourth quarter of 2009 and the first quarter of 2009:

(EUR millions)	Q1 2009	Q4 2009	Q1 2010	% Change Q4 2009 to Q1 2010	% Change Q1 2009 to Q1 2010
Front-end	45.8	49.2	54.0	10%	18%
Back-end	43.3	152.7	165.1	8%	281%
Total net sales	89.1	201.9	219.1	8%	146%

In the first quarter of 2010, net sales of wafer processing equipment (Front-end segment) represented 25% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 75% of total net sales in the first quarter of 2010.

The increase in the first quarter of 2010 in our Front-end segment compared to the previous quarter was driven by increased sales of our Vertical Furnace batch applications and our ALD enabling technologies. In our Back-end segment a record quarterly sales again was realized in the first quarter of 2010 due to the high continued strong demand for our traditional products supported by increasing demand for our LED related products.

The strengthening of the Yen, US dollar and US dollar related currencies against the euro in the first quarter of 2010 as compared to the fourth quarter of 2009 impacted total net sales positively by 6%. The weakening of these currencies as compared to the first quarter of 2009 impacted total net sales negatively by 5%.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for our Front-end and Back-end segments for the first quarter of 2010 as compared to the fourth quarter of 2009 and the first quarter of 2009:

(EUR millions)	Gross profit Q1 2009	Gross profit1) Q4 2009	Gross profit Q1 2010	Gross profit margin Q1 2009	Gross profit margin Q4 2009	Gross profit margin Q1 2010	Increase or (decrease) percentage points Q4 2009 to Q1 2010	Increase or (decrease) percentage points Q1 2009 to Q1 2010
Front-end	12.1	13.7	18.0	26.5%	27.7%	33.4%	5.7	6.9
Back-end	9.2	68.0	74.5	21.2%	44.5%	45.1%	0.6	23.9
Total gross profit	21.3	81.7	92.5	23.9%	40.4%	42.2%	1.8	18.3
1)	before impairment inventories

The gross profit margin of both our Front-end segment and our Back-end segment continued to improve when compared to the fourth quarter of 2009 driven by higher activity levels. Compared to the first quarter of 2009 the increase of the gross margin in our Front-end segment is in part attributable to the lower manufacturing overhead as a result of the transfer of our manufacturing activities in the Netherlands to our plant in Singapore.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the first quarter of 2010 as compared to the fourth quarter of 2009 and the first quarter of 2009:

(EUR millions)	Q1 2009	Q4 2009	Q1 2010	% Change Q4 2009 to Q1 2010	% Change Q1 2009 to Q1 2010
Front-end	15.9	13.2	11.0	(17)%	(31)%
Back-end	9.3	15.5	15.6	1%	68%
Total selling, general and administrative expenses	25.2	28.7	26.6	(7)%	6%

As a percentage of net sales, selling, general and administrative expenses were 12% in the first quarter of 2010, 14% in the fourth quarter of 2009 and 28% in the first quarter of 2009.

Selling, general and administrative expenses of our Front-end segment were further reduced with 17% compared with the fourth quarter of 2009, reflecting our focus to reduce the fixed cost base as part of our restructuring program Perform!. The selling, general and administrative expenses in the Back-end segment are in line with the fourth quarter of 2009.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the first quarter of 2010 as compared to the fourth quarter of 2009 and the first quarter of 2009:

(EUR millions)	Q1 2009	Q4 2009	Q1 2010	% Change Q4 2009 to Q1 2010	% Change Q1 2009 to Q1 2010
Front-end	10.1	8.8	8.3	(6)%	(18)%
Back-end	6.5	7.7	9.2	20%	42%
Total research and development expenses	16.6	16.5	17.5	6%	6%

As a percentage of net sales, research and development expenses were 8% in the first quarter of 2010, 8% in the fourth quarter of 2009 and 19% in the first quarter of 2009.

In our Front-end segment we continue to focus and prioritize our programs carefully in line with our strategic objectives. In our Back-end segment the research and development expenses increased slightly, due to increased activity.

Restructuring expenses. In 2009 ASMI started the implementation of a major restructuring in the Front-end segment. Related to these restructuring projects, during the first quarter of 2010 EUR 3.6 million of expenses were incurred. These related mainly to severance packages, retention costs and other costs related to the transition of manufacturing activities to our plant in Singapore.

Earnings (Loss) from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the first quarter of 2010 as compared to the fourth quarter of 2009 and the first quarter of 2009:

(EUR millions)	Q1 2009	Q4 2009	Q1 2010	Change Q4 2009 to Q1 2010	Change Q1 2009 to Q1 2010
Front-end:
Excluding impairments and restructuring	(14.0)	(8.5)	(1.4)	7.1	12.6
Impairments and restructuring	(4.1)	(4.6)	(3.6)	1.0	0.5
Including impairments and restructuring	(18.1)	(13.1)	(5.0)	8.1	13.1
Back-end	(6.6)	44.9	49.7	4.8	56.3
Total earnings (loss) from operations	(24.7)	31.8	44.7	12.9	69.4

Net Earnings (Loss) allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the first quarter of 2010 as compared to the fourth quarter of 2009 and the first quarter of 2009:

(EUR millions)	Q1 2009	Q4 2009	Q1 2010	Change Q4 2009 to Q1 2010	Change Q1 2009 to Q1 2010
Front-end
Excluding impairments, restructuring expenses, result on early extinguishment of debt and fair value changes conversion option	(15.6)	(12.5)	(10.1)	2.4	5.5
Impairments and restructuring	(4.1)	(4.6)	(3.6)	1.0	0.5
Result on early extinguishment of debt	—	(1.8)	(2.3)	(0.5)	(2.3)
Fair value changes conversion options	0.6	(14.9)	(2.6)	12.3	(3.2)
Special items	(3.5)	(21.3)	(8.5)	12.8	(5.0)
Including impairments, restructuring expenses, result on early extinguishment of debt and fair value changes conversion option	(19.1)	(33.8)	(18.6)	15.2	0.5
Back-end	(4.2)	21.1	22.7	1.6	26.9
Gain on dilution of investment in ASMPT (Back-end)	—	1.0	—	(1.0)	—
Total net earnings (loss) allocated to the shareholders of the parent	(23.3)	(11.7)	4.2	15.9	27.5

Net earnings for the Back-end segment reflect our 52.59% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the first quarter of 2010 and the backlog at the end of the first quarter of 2010 as compared to the fourth quarter of 2009 and the first quarter of 2009:

(EUR millions, except book-to-bill ratio)
	Q1 2009	Q4 2009	Q1 2010	% Change Q4 2009 to Q1 2010	% Change Q1 2009 to Q1 2010
Front-end:
New orders for the quarter	34.4	57.5	65.4	14%	90%
Backlog at the end of the quarter	41.7	50.3	61.7	23%	48%
Book-to-bill ratio (new orders divided by net sales)	0.75	1.17	1.21
Back-end:
New orders for the quarter	50.0	194.6	290.0	49%	480%
Backlog at the end of the quarter	44.4	146.4	271.3	85%	511%
Book-to-bill ratio (new orders divided by net sales)	1.15	1.27	1.76
Total
New orders for the quarter	84.4	252.1	355.4	41%	321%
Backlog at the end of the quarter	86.1	196.7	333.0	69%	287%
Book-to-bill ratio (new orders divided by net sales)	0.95	1.25	1.62

In our Front-end segment we have seen increased order activity, in particular in our enabling ALD technologies. Our Back-end segment bookings level in the first quarter was a record. In particular the demand for equipment to assemble both integrated circuits and LEDs was very strong.

Liquidity and capital resources

Net cash provided by operations was EUR 25.8 million for the first quarter of 2010 as compared to net cash provided by operations of EUR 6.0 million for the first quarter of 2009. This increase results mainly from the improved net earnings, partly offset by investments in working capital resulting from the increased level of activity. The net cash provided by operations in our Front-end segment was EUR 0.7 million and for our Back-end segment EUR 25.1 million

Net cash used in investing activities was EUR 10.7 million for the first quarter of 2010 as compared to EUR 3.0 million for the first quarter of 2009. The increase results mainly from increased capital expenditures in our Back-end segment.

Net cash used in financing activities was EUR 40.2 million for the first quarter of 2010 as compared to net cash used in financing activities of EUR 2.3 million for the first quarter of 2009. During the first quarter we repurchased USD 39 million in outstanding subordinated convertible notes due 2011 at EUR 34.5 million.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 181.3 million at December 31, 2009 to EUR 214.1 million at March 31, 2010. This increase is primarily the result of increased activity levels. The number of outstanding days of working capital, measured based on quarterly sales, increased from 83 days at December 31, 2009 to 90 days at March 31, 2010. For the same period, our Front-end segment decreased from 100 days to 84 days and our Back-end segment increased from 77 days to 92 days.

At March 31, 2010, the Company’s principal sources of liquidity consisted of EUR 279.0 million in cash and cash equivalents and EUR 119.8 million in undrawn bank lines. Approximately EUR 136.8 million of the cash and cash equivalents and EUR 28.5 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations and EUR 28.0 million of the cash and cash equivalents and EUR 1.3 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Release of 2009 Statutory Annual Report

Today ASMI released its 2009 Statutory Annual Report, which includes its Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (“IFRS”). Net loss allocated to shareholders of the parent amounts to EUR 118.6 million. As a result of an impairment charge of capitalized development costs and expensing of debt issuance costs, net loss allocated to shareholders of the parent under IFRS differs from preliminary net loss as reported in the Company’s 2009 operating results press release on February 24, 2010.

Outlook

Based on increased end-market demand alongside the significant capital underinvestment by chip manufacturers in recent years, many analysts are expressing optimism for a continued recovery in the semiconductor equipment industry. Despite this conviction there is limited visibility in shorter term order patterns that could impact both quarterly bookings and shipping schedules.

For the 2010 second quarter, we expect Front-end revenues to be at least at the Q1 levels. We also expect to accrue ongoing benefits from cost-reductions executed through our Front-end restructuring initiative. With Back-end equipment demand at high levels and showing no signs of abating in the near term, we expect Back-end operations to deliver strong results for Q2.

ASM International will host an investor conference call and web cast on Thursday, April 29, 2010 at 15:00 Continental European Time (9:00 a.m.—US Eastern Time).

The teleconference dial-in numbers are as follows:

United States - +1 718 247 0886

International - + 44 (0)20 7806 1966

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through May 12, 2010.

The replay dial-in numbers are:

United States - +1 347 366 9565

International - + 44 (0)20 7111 1244

Access Code: 3741163#

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands, except earnings per share data)		In Euro
	Three months ended March 31,
	2009	2010
	(unaudited)	(unaudited)

Net sales	89,087	219,052
Cost of sales	(67,792)	(126,582)
Gross profit	21,295	92,470

Operating expenses:
Selling, general and administrative	(25,205)	(26,557)
Research and development	(16,569)	(17,511)
Amortization of other intangible assets	(113)	(86)
Restructuring expenses	(4,136)	(3,649)
Total operating expenses	(46,023)	(47,803)
Earnings (loss) from operations	(24,728)	44,667
Net interest expense	(1,407)	(4,550)
Loss from early extinguishment of debt	-	(2,281)
Accretion of interest convertible	(1,084)	(1,830)
Revaluation conversion option	602	(2,577)
Foreign currency exchange losses	(1,320)	(1,337)
Earnings (loss) before income taxes	(27,937)	32,092
Income tax benefit (expense)	904	(7,437)
Net earnings (loss)	(27,033)	24,656

Allocation of net earnings (loss)
Shareholders of the parent	(23,276)	4,172
Non-controlling interest	(3,757)	20,484

Net earnings (loss) per share, allocated to the shareholders of the parent:
Basic net earnings (loss)	(0.45)	0.08
Diluted net earnings (loss) (1)	(0.45)	0.08

Weighted average number of shares used in
computing per share amounts (in thousands):
Basic	51,609	51,770
Diluted (1)	51,609	51,770

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months ended March 31, 2010, the effect of a potential conversion of convertible debt into 12,678,738 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period. The possible increase of common shares caused by employee stock options for the three months ended March 31, 2010 with 556,343 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(thousands, except share data)		In Euro
	December 31,	March 31,
Assets	2009	2010
		(unaudited)

Cash and cash equivalents	293,902	279,003
Accounts receivable, net	165,754	184,941
Inventories, net	150,645	177,440
Income taxes receivable	43	47
Deferred tax assets	6,893	6,739
Other current assets	31,129	40,562
Total current assets	648,367	688,733

Debt issuance costs	6,978	6,564
Deferred tax assets	8,545	9,272
Other intangible assets	8,936	8,299
Goodwill, net	47,223	50,417
Investments	50	50
Assets held for sale	5,508	5,524
Evaluation tools at customers	11,282	10,205
Property, plant and equipment, net	114,811	127,577
Total Assets	851,700	906,641

Liabilities and Shareholders' Equity
Notes payable to banks	17,008	13,589
Accounts payable	93,117	103,617
Accrued expenses	64,086	65,501
Advance payments from customers	16,371	27,461
Deferred revenue	3,254	1,534
Income taxes payable	17,658	21,882
Current portion of long-term debt	17,337	18,536
Total current liabilities	228,832	252,119

Pension liabilities	5,556	6,032
Deferred tax liabilities	314	274
Long-term debt	16,554	15,452
Convertible subordinated debt	192,350	170,993
Conversion option	22,181	17,985
Total Liabilities	465,787	462,855

Shareholders' Equity:

Common shares
Authorized 110,000,000 shares, par value €0.04,
issued and outstanding 51,745,140 and 51,836,530 shares	2,070	2,073
Financing preferred shares, issued none	-	-
Preferred shares, issued and outstanding none	-	-
Capital in excess of par value	287,768	289,564
Treasury shares at cost	-	-
Retained earnings	16,145	20,317
Accumulated other comprehensive loss	(64,754)	(44,800)
Total Shareholders' Equity	241,229	267,154

Non-controlling interest	144,684	176,631
Total Equity	385,913	443,785
Total Liabilities and Equity	851,700	906,641

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)
	Three months ended March 31,
	2009	2010
	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings (loss)	(27,033)	24,656
Adjustments to reconcile net earnings to net cash from
operating activities:
Depreciation of property, plant and equipment	8,928	7,041
Depreciation evaluation tools	-	513
Amortization of other intangible assets	546	681
Addition provision restructuring expenses	-	890
Amortization of debt issuance costs	135	710
Loss resulting from early extinguishment of debt	-	2,281
Compensation expense employee stock option plan	642	653
Compensation expense employee share incentive scheme ASMPT	427	1,158
Revaluation conversion option	(602)	2,577
Additional non-cash interest convertible	1,084	1,830
Income taxes	(11,031)	3,074
Deferred income taxes	(1,255)	289
Gain on dilution of investment in subsidiary	-	-
Changes in other assets and liabilities:
Accounts receivable	47,384	(9,286)
Inventories	8,338	(13,872)
Other current assets	4,925	(7,428)
Accounts payable and accrued expenses	(26,063)	4,697
Advance payments from customers	389	9,417
Deferred revenue	(864)	(1,775)
Pension liabilities	9	104
Payments out of restructuring provision	-	(2,426)
Net cash provided by operating activities	5,959	25,781

Cash flows from investing activities:
Capital expenditures	(1,736)	(11,174)
Purchase of intangible assets	(1,282)	(75)
Proceeds from sale of property, plant and equipment	0	514
Net cash used in investing activities	(3,018)	(10,735)

Cash flows from financing activities:
Notes payable to banks, net	-	(4,437)
Debt issuance costs paid	-	(272)
Net proceeds from long-term debt and subordinated debt	-	-
Repayments of long-term debt and subordinated debt	(2,267)	(36,636)
Proceeds from issuance of common shares	-	1,146
Dividend to minority shareholders	-	-
Net cash used in financing activities	(2,267)	(40,199)
Exchange rate effects	3,536	10,254
Net increase (decrease) in cash and cash equivalents	4,210	(14,899)
Cash and cash equivalents at beginning of period	157,277	293,902
Cash and cash equivalents at end of period	161,487	279,003
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	163	3,782
Income taxes, net	11,382	4,074
Non cash investing and financing activities:
Subordinated debt converted	-	-
Subordinated debt converted into number of common shares	-	-

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.59% at March 31, 2010, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People's Republic of China and Malaysia.

(thousands)			In Euro
	Front-end	Back-end	Total
Three months ended March 31, 2009	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	45,754	43,333	89,087
Gross profit	12,123	9,172	21,295
Loss from operations	(18,071)	(6,657)	(24,728)
Net interest income (expense)	(1,517)	110	(1,407)
Accretion of interest convertible	(1,084)		(1,084)
Revaluation conversion option	602		602
Foreign currency exchange losses	(134)	(1,186)	(1,320)
Income tax benefit (expense)	1,141	(237)	904
Net loss	(19,063)	(7,969)	(27,033)

Net loss allocated to:
Shareholders of the parent			(23,276)
Non-controlling interest			(3,757)

Capital expenditures and purchase of intangible assets	1,605	1,406	3,011
Depreciation and amortization	3,752	5,722	9,474

Cash and cash equivalents	82,596	78,891	161,487
Capitalized goodwill	9,845	39,914	49,759
Other intangible assets	8,212	484	8,696
Other identifiable assets	253,622	247,632	501,254
Total assets	354,275	366,919	721,194
Total debt	147,309	-	147,309
Headcount in full-time equivalents (1)	1,531	9,556	11,087

Three months ended March 31, 2010	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	53,956	165,096	219,052
Gross profit	18,002	74,467	92,470
Earnings (loss) from operations	(5,017)	49,684	44,667
Net interest income (expense)	(4,653)	103	(4,550)
Loss resulting from early extinguishment of debt	(2,281)	-	(2,281)
Accretion of interest convertible	(1,830)	-	(1,830)
Revaluation conversion option	(2,577)	-	(2,577)
Foreign currency exchange gains (losses)	(1,713)	376	(1,337)
Income tax expense	(483)	(6,954)	(7,437)
Net earnings (loss)	(18,554)	43,210	24,656

Net earnings allocated to:
Shareholders of the parent			4,172
Non-controlling interest			20,484

Capital expenditures and purchase of intangible assets	3,055	8,194	11,249
Depreciation and amortization	3,209	5,026	8,234

Cash and cash equivalents	142,234	136,769	279,003
Capitalized goodwill	11,079	39,338	50,417
Other intangible assets	7,791	508	8,299
Other identifiable assets	196,163	372,758	568,921
Total assets	357,267	549,374	906,641
Total debt	236,554	-	236,554
Headcount in full-time equivalents (1)	1,311	11,679	12,990
(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, ("ASMI") follows accounting principles generally accepted in the United States of America ("US GAAP").

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

No significant changes in accounting policies incurred during the first quarter of 2010.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development expenses, goodwill, convertible subordinated notes until 31 December 2008, option plans, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings
	Three months ended March 31,
(EUR thousands, except per share data)	2009	2010
	(unaudited)	(unaudited)

US GAAP	(27,033)	24,656
Adjustments for IFRS:
Convertible subordinated notes	-	-
Development expenses	2,421	(662)
Dividend preferred shares	(3)	-
Total adjustments	2,418	(662)

IFRS	(24,615)	23,994

IFRS allocation of net earnings (loss):
Shareholders of the parent	(20,858)	3,510
Non-controlling interest	(3,757)	20,484

Net earnings (loss) per share, allocated to the shareholders of the parent;
Basic	(0.40)	0.07
Diluted	(0.40)	0.07

	Total Equity	Total Equity
	March 31,	March 31,
(euro thousands)	2009	2010
	(unaudited)	(unaudited)

US GAAP	435,333	443,785
Adjustments for IFRS:
Goodwill	(10,404)	(9,360)
Capitalized debt issuance costs	-	(1,283)
Development expenses	41,475	28,014
Pension plans	1,766	391
Preferred shares	(220)	-
Total adjustments	32,617	17,762

IFRS	467,950	461,547

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.